Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: July 6, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On July 6, 2026, the following press release was issued on behalf of General Fusion:

Spring Valley Acquisition Corp. III Shareholders Approve Business Combination with General Fusion

General Fusion expected to become first publicly traded, pure-play fusion company

Combined company expected to begin trading on Nasdaq under ticker symbol “GFUZ”

VANCOUVER, British Columbia, July 06, 2026 (GLOBE NEWSWIRE) -- Spring Valley Acquisition Corp. III (“Spring Valley” or “SVAC”) (NASDAQ: SVAC) today announced that its shareholders have approved the previously announced business combination with General Fusion Inc. (“General Fusion” or the “Company”), a leader in the global race to commercialize fusion energy. General Fusion securityholders also voted to approve the transaction at a special meeting held on July 6, 2026. The approval represents another significant milestone toward completing the transaction and advancing General Fusion’s uniquely practical Magnetized Target Fusion (“MTF”) technology, which has the potential to deliver zero-carbon, baseload power in a cost-competitive way. This comes at a critical time as demand for electricity surges and nations around the world race to commercialize fusion power.

The closing of the transaction is expected to occur on or about Friday, July 10, 2026, subject to regulatory approvals and the satisfaction or waiver of all closing conditions. At the closing, Spring Valley will be renamed “General Fusion Group Ltd.” Shortly thereafter, the combined company’s shares and warrants are expected to trade on the Nasdaq under the ticker symbols “GFUZ” and “GFUZW,” respectively, subject to approval of its listing application.

“The expected closing of this transaction represents a major step in the General Fusion journey, building on more than 20 years of technology development and leadership in the industry,” said Greg Twinney, Chief Executive Officer of General Fusion. “Bringing fusion to the capital markets at this inflection point and becoming the first publicly traded pure-play fusion company marks an incredible next chapter for us as we advance on our path to commercialization and our mission to bring clean power from fusion to the grid.”

“We’re proud to support General Fusion at a pivotal moment for both the company and the fusion industry,” said Chris Sorrells, Chairman and Chief Executive Officer of Spring Valley. “Global energy demand is rising, and the need for reliable, clean power has never been greater. General Fusion stands out with strong leadership, meaningful peer-reviewed results, a robust patent portfolio, and LM26, its operating fusion demonstration machine. The company’s practical engineering approach offers a strong path to commercialization. We expect that this transaction will position General Fusion with the capital and public market platform needed to move this technology forward.”

Quick Facts:

•	General Fusion’s MTF is designed to solve significant barriers to commercializing fusion energy at a time when electricity demand is surging and nations around the world are racing to commercialize fusion power.

•	As a technology, MTF aims to achieve fusion in a practical way, avoiding superconducting magnets and high-powered lasers while enabling the use of existing materials for durable machines that would produce cost-effective energy.

•	In early 2025, General Fusion announced that it had designed, built, and begun operating its Lawson Machine 26 (“LM26”) fusion demonstration machine in under two years. LM26 is the first MTF demonstration machine to be built at a commercially relevant scale. It mechanically compresses plasma with a lithium liner at 50% commercial-scale diameter, based on current design parameters.

•	LM26 aims to achieve key fusion technical milestones: plasma heating to 1 keV (10 million degrees Celsius), then 10 keV (100 million degrees Celsius), and ultimately the Lawson criterion, the combination of fusion parameters that can produce net fusion energy in the plasma.

About General Fusion

General Fusion is pursuing a fast and practical approach to commercial fusion energy and is headquartered in Vancouver, Canada. The Company was established in 2002 and has been funded by a global syndicate of leading energy venture capital firms, industry leaders, and technology pioneers. Learn more at www.generalfusion.com. General Fusion announced its proposed business combination with Spring Valley in January 2026.

About Spring Valley Acquisition Corp. III

Spring Valley is a part of a family of investment vehicles formed for the purpose of acquiring or merging with a business focused on the Power Infrastructure and Decarbonization sectors. Over the past 5 years, Spring Valley vehicles have raised $920 million in four IPOs. Spring Valley I completed its business combination with NuScale Power Corporation, a leading U.S. small modular reactor technology company, and Spring Valley II completed its business combination with Eagle Nuclear Energy Corp., a next-generation nuclear energy company with rights to the largest open pit-constrained measured and indicated uranium deposit in the United States. SVAC maintains a corporate website at https://sv-ac.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements.

Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, the closing of the transactions (the “Proposed Business Combination”) contemplated by the business combination agreement, dated January 21, 2026, among General Fusion, Spring Valley Acquisition Corp. III (“SVAC”) and the other party thereto (as amended, the “Business Combination Agreement”); SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning General Fusion’s plan to go public through the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; and statements regarding the current and expected results of General Fusion’s LM26 program as well as any information concerning possible or assumed future results of operations of General Fusion.

The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated.

These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; the risk that the conditions to the consummation of the Proposed Business Combination, including the receipt of regulatory approvals are not satisfied or waived; the risk that there occurs any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the risk that the announcement or pendency of the Proposed Business Combination has a negative effect on General Fusion’s business relationships, performance, and business generally; the risk that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; the risk of legal proceedings against General Fusion or SVAC related to the Proposed Business Combination; the risk that the anticipated benefits of the Proposed Business Combination are not realized; the risk that the combined entity is unable to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; the risk that the price of the combined entity’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; the risk of changes in the laws and regulations governing General Fusion’s research and development activities; the risk that General Fusion fails to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; the risk of the effects of climate change, extreme weather events, water scarcity, and seismic events, and that strategies to deal with these issues are not effective; the risk of fluctuations in currency markets; the risk that General Fusion is unable to complete and successfully integrate any future acquisitions; the risk of increased competition in the fusion industry; the risk of supply chain disruptions and that materials are in limited supply; and the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing.

The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed herein and in the other filings and potential filings by General Fusion, SVAC, or the combined company resulting from the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”), including those described under the heading “Risk Factors.”

General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, except as required by applicable securities laws. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, General Fusion and SVAC jointly filed with the SEC a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”) with the SEC. SVAC mailed copies of the Proxy Statement/Prospectus to SVAC’s shareholders as of the record date of June 12, 2026. Before making any investment, investors and securityholders of SVAC and General Fusion are urged to read the Proxy Statement/Prospectus, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and securityholders are able to obtain free copies of the Registration Statement, the Proxy Statement/Prospectus and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers, and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the Proxy Statement/Prospectus and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Shareholders, potential investors and other interested persons should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations Contact:

You can contact General Fusion’s Investor Relations team by email at: investors@generalfusion.com.

If you are based in North America, you may also leave a toll-free voicemail at +1 (833) 717-1519. Callers outside North America can reach us at +1 (236) 253-6968.

Media Relations Contact:

media@generalfusion.com
1-866-904-0995

***

On July 6, 2026, General Fusion posted the following communication on its LinkedIn, X, and Facebook accounts:

Spring Valley Acquisition Corp. III shareholders and General Fusion securityholders have voted to approve the previously announced business combination, marking a major milestone toward closing the transaction.

Following completion of the transaction and subject to regulatory approvals and the approval of its listing application, General Fusion is expected to begin trading under the symbol GFUZ, becoming the first publicly traded pure-play fusion energy company.

The shareholder approvals represents another significant milestone toward completing the transaction and advancing General Fusion’s uniquely practical Magnetized Target Fusion technology, which has the potential to deliver zero-carbon, baseload power in a cost-competitive way. This comes at a critical time as demand for electricity surges and nations around the world race to commercialize fusion power.

Read the full announcement: https://generalfusion.com/post/spring-valley-acquisition-corp-iii-shareholders-approve-business-combination-with-general-fusion/

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement, the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement (the “Proxy Statement”) with the SEC. On June 15, 2026, SVAC commenced mailing copies of the Proxy Statement to SVAC’s shareholders as of the record date of June 12, 2026. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, is included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s LM26 program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, or to be described in any amendment or supplement thereto; the risks described in the definitive proxy statement/prospectus filed with the SEC on June 12, 2026, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.